South Mountain Merger Corp.
767 Fifth Avenue, 9th Floor
New York, New York 10153

June 17, 2019

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Joshua Shainess
Larry Spirgel

South Mountain Merger Corp.
Registration Statement on
Form S-1 (File No. 333-231881)

Dear Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 23,000,000 units (including 3,000,000 shares to cover over-allotments), each consisting of one Class A ordinary share, $0.0001 par value, and one half of one warrant, of South Mountain Merger Corp. (the “Company”) be accelerated to June 19, 2019 at 3:00 p.m. E.D.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

*****

Very truly yours,

By:	/s/ Nicholas Dermatas
	Name:	Nicholas Dermatas
	Title:	Chief Financial Officer and
Secretary